EXHIBIT 99.2

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

12 September 2022
The Manager
Company Announcement Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
Dear Sir/Madam
JHX Investor Day 2022 Presentation – Day 1
James Hardie today released its Investor Day 2022 Presentation – Day 1 materials. The event is being held in New York, NY on Monday, 12 September 2022.
Copies of this document are available on James Hardie’s investor relations website at
https://ir.jameshardie.com.au/.

Yours faithfully
James Brennan-Chong
Director of Investor Relations and Market Intelligence
This announcement has been authorized for release by the CFO

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Anne Lloyd (Deputy Chairperson, USA),
Peter-John Davis (Aus), Persio Lisboa (USA), Rada Rodriguez (Sweden),
Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895